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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-34977

YOUKU INC.

11/F, SinoSteel Plaza, 8 Haidian Street
Beijing 100080, People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU INC.
By:	/s/ VICTOR WING CHEUNG KOO
Name:	Victor Wing Cheung Koo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: July 19, 2012

 EXHIBIT INDEX

Exhibit 99.1—Press release

Exhibit 99.2—Notice of Annual General Shareholders Meeting of Youku Inc. and Proxy Statement related thereto/Prospectus of Youku Inc., with attached Annexes

Exhibit 99.3—Proxy Card for the Annual General Meeting of Shareholders of Youku Inc.

Exhibit 99.4—Depository Notice to Youku Inc. ADS Holders concerning the Annual General Meeting of Shareholders of Youku Inc.

Exhibit 99.5—ADS Voting Instruction Card

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SIGNATURES
EXHIBIT INDEX